UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Star Bulk Carriers Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8162K121
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8162K121	SCHEDULE 13D	Page 2 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,389,727(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,389,727(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,389,727(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (2)
14	TYPE OF REPORTING PERSON PN

_________________
(1)	In its capacity as the direct owner of 5,389,727 common stock of the Issuer.

(2)
Ownership percentages set forth in this Schedule 13D are based upon a total of 158,426,654 common shares of the Issuer issued and outstanding as of January 14, 2015, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission on January 13, 2015.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 3 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,389,727(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,389,727(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,389,727(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 4 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,389,727(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,389,727(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,389,727(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 5 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,693,979 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 8,693,979 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,693,979 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as direct owner of 8,693,979 shares of common stock of the Issuer.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 6 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,693,979 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 8,693,979 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,693,979 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund IX Delaware, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 7 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX (Parallel 2), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,849 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 79,849 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the direct owner of 79,849 shares of common stock of the Issuer.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 8 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,849 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 79,849 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund IX (Parallel 2), L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 9 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,849 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 79,849 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund IX GP, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 10 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,154,649 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 82,154,649 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,154,649 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%
14	TYPE OF REPORTING PERSON PN

_________________
(1)
Solely in its capacity as the (a) sole shareholder of each of Oaktree Value Opportunities Fund GP Ltd., Oaktree Opportunities Fund IX GP, Ltd. and Oaktree Opportunities Fund VIII GP Ltd. and (b) the managing member of Oaktree Fund GP, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 11 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,154,649 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 82,154,649 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,154,649 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 12 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,154,649 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 82,154,649 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,154,649 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 13 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,154,649 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 82,154,649 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,154,649 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 14 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,460,670 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 73,460,670 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,460,670 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the sole director of each of Oaktree Value Opportunities Fund GP Ltd., Oaktree Opportunities Fund IX GP Ltd. and Oaktree Opportunities Fund VIII GP Ltd.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 15 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,460,670 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 73,460,670 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,460,670 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%
14	TYPE OF REPORTING PERSON CO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 16 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,154,649 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 82,154,649 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,154,649 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 17 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,154,649 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 82,154,649 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,154,649 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 18 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Dry Bulk Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,991,094 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 67,991,094 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,991,094 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%
14	TYPE OF REPORTING PERSON OO

_________________
(1)
In its capacity as the direct owner of 66,086,959 common shares of the Issuer. Oaktree Dry Bulk Holdings LLC also has the right to acquire an additional 1,904,135 common shares of the Issuer that are currently held in escrow and will be released upon the distribution of two Kamsarmax vessels to the Issuer from Heron Ventures Ltd., which could occur within 60 days.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 19 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,991,094 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 67,991,094 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,991,094 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the controlling member of Oaktree Dry Bulk Holdings LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 20 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund VIII GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,991,094 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 67,991,094 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,991,094 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund VIII, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 21 of 36

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund VIII GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,991,094 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 67,991,094 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,991,094 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund VIII GP, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 22 of 36

Item 1.	Security and Issuer.

This Amendment No. 5 (“Amendment No. 5”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons (as hereinafter defined) on August 5, 2013, as amended by Amendment No. 1 thereto filed October 7, 2013, Amendment No. 2 thereto filed December 2, 2013, Amendment No. 3 thereto filed June 18, 2013, Amendment No. 4 thereto filed July 15, 2014 (as amended, the “Schedule 13D”) with respect to the common shares, par value $0.01 per share (the “Common Shares”) of Star Bulk Carriers Corp., a Republic of the Marshall Islands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Star Bulk Management Inc., 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece.

As of January 14, 2015, as reflected in this Schedule 13D, the Reporting Persons beneficially owned that number of Common Shares (the “Subject Shares”), set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2.	Identity and Background

No material change.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add to the following paragraph at the end thereof:

“On January 14, 2015, VOF purchased 1,887,820 Common Shares for total consideration of $9,439,100, Parallel 2 purchased 42,793 Common Shares for total consideration of $213,965, Fund IX purchased 4,659,035 Common Shares for total consideration of $23,295,175 and Dry Bulk Holdings purchased 22,530,770 Common Shares for total consideration of $112,653,850, in a registered public offering by the Issuer.  The source of funds for such transaction was the capital contributions of the partners of VOF, Parallel 2, Fund IX and the members of Dry Bulk Holdings.  No borrowed funds were used to purchase such Common Shares.”

Item 5(c) below is hereby incorporated by reference into this Item 3.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 23 of 36

Item 4.	Purpose of Transaction

Item 4 is hereby amended by replacing the second paragraph thereof with the following:

“The descriptions of the Transactions, the Merger Agreement, the Oaktree Shareholders Agreement and the Lockup Agreements (each, as hereinafter defined) contained in Item 6 below are hereby incorporated by reference into this Item 4.”

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) and (b)

The information contained on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Ownership percentages set forth in this Schedule 13D are based upon a total of 158,426,654 Common Shares issued and outstanding as of January 14, 2015, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission on January 13, 2013.

VOF directly holds 5,389,727 Common Shares, representing approximately 3.4% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

VOF GP, in its capacity as the general partner of VOF, has the ability to direct the management of VOF’s business, including the power to vote and dispose of securities held by VOF; therefore, VOF GP may be deemed to beneficially own VOF’s Subject Shares.

VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP’s business, including the power to direct the decisions of VOF GP regarding the voting and disposition of securities held by VOF; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of VOF’s Subject Shares.

Fund IX directly holds 8,693,979 Common Shares, representing approximately 5.5% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

GP LLC, in its capacity as the general partner of Fund IX, has the ability to direct the management of Fund IX's business, including the power to direct the decisions of Fund IX regarding the voting and disposition of securities held by Fund IX; therefore, GP LLC may be deemed to have indirect beneficial ownership of Fund IX’s Subject Shares.

Parallel 2 directly holds 79,849 Common Shares, representing less than 0.1% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

IX GP, in its capacity as the general partner of Parallel 2, has the ability to direct the management of Parallel 2’s business, including the power to vote and dispose of securities held by Parallel 2; therefore IX GP may be deemed to beneficially own Parallel 2’s Subject Shares.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 24 of 36

 IX Ltd., in its capacity as the general partner of IX GP, has the ability to direct the management of IX GP’s business, including the power to direct the decisions of IX GP regarding the voting and disposition of securities held by Parallel 2; therefore IX Ltd. may be deemed to have indirect beneficial ownership of Parallel 2’s Subject Shares.

Dry Bulk Holdings directly holds 66,086,959 Common Shares and has the right to acquire an additional 1,904,135 Common Shares, which are currently held in escrow and will be released upon the distribution of two Kamsarmax vessels to the Issuer from Heron Ventures Ltd., which could occur within 60 days, representing, in the aggregate, approximately 42.9% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares, subject to the foregoing escrow arrangements.

Fund VIII, in its capacity as the controlling member of Dry Bulk Holdings, has the ability to direct the management of Dry Bulk Holdings’ business, including the power to vote and dispose of securities held by Dry Bulk Holdings; therefore, Fund VIII may be deemed to beneficially own Dry Bulk Holdings’ Subject Shares.

VIII GP, in its capacity as the general partner of Fund VIII, has the ability to direct the management of Fund VIII’s business, including the power to direct the decisions of Fund VIII regarding the voting and disposition of securities held by Dry Bulk Holdings; therefore, VIII GP may be deemed to have indirect beneficial ownership of Dry Bulk Holdings’ Subject Shares.

VIII Ltd., in its capacity as the general partner of VIII GP, has the ability to direct the management of VIII GP’s business, including the power to direct the decisions of Fund VIII regarding the voting and disposition of securities held by Dry Bulk Holdings; therefore, VIII Ltd. may be deemed to have indirect beneficial ownership of Dry Bulk Holdings’ Subject Shares.

GP I, (i) in its capacity as the sole shareholder of each of VOF GP Ltd., IX Ltd. and VIII Ltd., has the ability to appoint and remove the directors and direct the management of the business of each of VOF GP Ltd., IX Ltd. and VIII Ltd., and (ii) in its capacity as the managing member of GP LLC, has the ability to direct the management of GP LLC’s business, including the power to direct the decisions of GP LLC regarding the voting and disposition of securities held by Fund IX; therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the voting and disposition of securities held by VOF, Fund IX, Parallel 2 and Dry Bulk Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 25 of 36

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the voting and disposition of securities held by VOF, Fund IX, Parallel 2 and Dry Bulk Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities held by VOF, Fund IX, Parallel 2 and Dry Bulk Holdings; therefore, Holdings may be deemed to have indirect beneficial ownership of the Subject Shares.

Management, in its capacity as the sole director of each of VOF GP Ltd., IX Ltd. and VIII Ltd., has the ability to direct the management of VOF GP Ltd., IX Ltd. and VIII Ltd., including the power to direct the decisions of VOF GP Ltd., IX Ltd. and VIII Ltd. regarding the voting and dispositions of the securities held by VOF, Parallel 2 and Dry Bulk Holdings, respectively; therefore, Management may be deemed to have indirect beneficial ownership of VOF’s, Parallel 2’s and Dry Bulk Holdings’ Subject Shares.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the voting and disposition of securities held by VOF, Parallel 2 and Dry Bulk Holdings; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of VOF’s, Parallel 2’s and Dry Bulk Holdings’ Subject Shares.

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the voting and disposition of securities held by VOF, Parallel 2 and Dry Bulk Holdings. Additionally, OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities held by VOF, Fund IX, Parallel 2 and Dry Bulk Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities held by VOF, Fund IX, Parallel 2 and Dry Bulk Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 26 of 36

(c)

Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

Item 3 is incorporated by reference into this Item 5(c).

On January 9, 2015, the Reporting Persons listed below acquired the following number of Common Shares at the price per share set forth below in open market transactions.

Reporting Person	Common Shares Acquired	Price Per Share
Fund IX	93,838	$4.9601
Parallel 2	862	$4.9601

On January 9, 2015, the Reporting Persons listed below acquired the following number of Common Shares at the price per share set forth below in open market transactions.

Reporting Person	Common Shares Acquired	Price Per Share
Fund IX	162,091	$4.9355
Parallel 2	1,489	$4.9355

On January 12, 2015, the Reporting Persons listed below acquired the following number of Common Shares at the price per share set forth below in open market transactions.

Reporting Person	Common Shares Acquired	Price Per Share
Fund IX	239,520	$4.9903
Parallel 2	2,200	$4.9903

On January 13, 2015, the Reporting Persons listed below acquired the following number of Common Shares at the price per share set forth below in open market transactions.

Reporting Person	Common Shares Acquired	Price Per Share
Fund IX	495,450	$4.8185
Parallel 2	4,550	$4.8185

On January 14, 2015, the Reporting Persons listed below acquired the following number of Common Shares at the price per share set forth below in open market transactions.

Reporting Person	Common Shares Acquired	Price Per Share
Fund IX	252,679	$4.7804
Parallel 2	2,321	$4.7804

On January 15, 2015, the Reporting Persons listed below acquired the following number of Common Shares at the price per share set forth below in open market transactions.

Reporting Person	Common Shares Acquired	Price Per Share
Fund IX	515,268	$4.7002
Parallel 2	4,732	$4.7002

On January 15, 2015, the Reporting Persons listed below acquired the following number of Common Shares at the price per share set forth below in open market transactions.

Reporting Person	Common Shares Acquired	Price Per Share
Fund IX	24,773	$4.5936
Parallel 2	227	$4.5936

CUSIP No. Y8162K121	SCHEDULE 13D	Page 27 of 36

(d) and (e)

Not applicable.”

Item 6.	Interest in Securities of the Issuer

Item 6 hereby amended by adding the following paragraph at the end thereof.

In connection with the registered public offering of the Issuer described in Item 3 above, each of VOF, Parallel 2, Fund IX, Dry Bulk Holdings and certain of their respective affiliates entered into customary lock-up agreements (the “Lock-Up Agreements”) with the representatives of the underwriters in such offering, restricting certain dispositions of Common Shares for a duration of 60 days from the date of that certain underwriting agreement, dated January 9, 2015, subject to certain exceptions, including, but not limited to, transfers to certain affiliates and being permitted to pledge their Common Shares as collateral or security for foreign exchange swaps and custody agreements and to make transfers of pledged Common Shares as a result of foreclosure thereupon.

The foregoing summary of the Lock Up Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Lock Up Agreement, appended to that certain Underwriting Agreement, which was filed as Exhibit 1.1 to Form 6-K filed with the Securities and Exchange Commission by the Issuer on January 14, 2015 and is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

Exhibit 2
Agreement and Plan of Merger, dated as of June 16, 2014, among Star Bulk Carriers Corp., Star Synergy LLC, Star Omas LLC, Oaktree OBC Holdings LLC, Millennia Limited Liability Company and the other parties named therein (previously filed).

Exhibit 3
Shareholders Agreement, dated as of July 11, 2014, by and among Star Bulk Carriers Corp., Oaktree Value Opportunities Fund, L.P., Oaktree Opportunities Fund IX Delaware, L.P., Oaktree Opportunities Fund IX (Parallel 2), L.P. and Oaktree Dry Bulk Holdings LLC (previously filed).

Exhibit 4	Amended and Restated Registration Rights Agreement, dated as of July 11, 2014, by and among Star Bulk Carriers Corp. and the shareholders and their affiliates party thereto (previously filed).

Exhibit 5
Lock Up Agreement, dated as of January 5, 2015, form of which is appended to the Underwriting Agreement, which was filed as an Exhibit 1.1 to Form 6-K filed with the Securities and Exchange Commission by the Issuer on January 14, 2015 and is incorporated herein by reference.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 28 of 36

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated as of January 15, 2015

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 29 of 36

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 30 of 36

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 31 of 36

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 32 of 36

OAKTREE OPPORTUNITIES FUND IX DELAWARE, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

CUSIP No. Y8162K121	SCHEDULE 13D	Page 33 of 36

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE OPPORTUNITIES FUND IX GP, L.P.

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 34 of 36

OAKTREE OPPORTUNITIES FUND IX GP, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 35 of 36

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE DRY BULK HOLDINGS LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

CUSIP No. Y8162K121	SCHEDULE 13D	Page 36 of 36

OAKTREE OPPORTUNITIES FUND VIII, L.P.

By:	Oaktree Opportunities Fund VIII GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund VIII GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE OPPORTUNITIES FUND VIII GP, L.P.

By:	Oaktree Opportunities Fund VIII GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

OAKTREE OPPORTUNITIES FUND VIII GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

ANNEX A
Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee.  The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.
David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
D. Richard Masson	Owner and general manager of Golden Age Farm, LLC
Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP
Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC
Marna C. Whittington	Retired
Todd E. Molz
General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Group, LLC and General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.
B. James Ford	Managing Director of Oaktree Capital Management, L.P.
Scott L. Graves	Managing Director of Oaktree Capital Management, L.P.
Caleb S. Kramer	Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.
David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Todd E. Molz
General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Group, LLC and General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Value Opportunities Fund GP Ltd.

The sole shareholder of Oaktree Value Opportunities Fund GP Ltd. Is Oaktree Fund GP I, L.P.

Oaktree Value Opportunities Fund GP L.P.

The general partner of Oaktree Value Opportunities Fund GP, L.P. is Oaktree Value Opportunities Fund GP Ltd.

Oaktree Value Opportunities Fund, L.P.

The general partner of Oaktree Value Opportunities Fund, L.P. is Oaktree Value Opportunities Fund GP, L.P.

Oaktree Opportunities Fund IX Delaware, L.P.

The general partner of Oaktree Opportunities Fund IX Delaware, L.P. is Oaktree Fund, LLC.

Oaktree Fund, LLC

The managing member of Oaktree Fund, LLC is Oaktree Fund GP I, L.P.

Oaktree Opportunities Fund IX GP, Ltd.

The sole shareholder of Oaktree Opportunities Fund IX GP, Ltd. is Oaktree Fund GP I, L.P., and the director of Oaktree Opportunities Fund IX GP, Ltd. is Oaktree Capital Management, L.P.

Oaktree Opportunities Fund IX GP, L.P.

The general partner of Oaktree Opportunities Fund IX GP, L.P. is Oaktree Opportunities Fund IX GP, Ltd.

Oaktree Opportunities Fund IX (Parallel 2), L.P.

The general partner of Oaktree Opportunities Fund IX (Parallel 2), L.P. is Oaktree Opportunities Fund IX GP, L.P.

Oaktree Dry Bulk Holdings LLC

The controlling member of Oaktree Dry Bulk Holdings LLC is Oaktree Opportunities Fund VIII, L.P.

Oaktree Opportunities Fund VIII, L.P.

The general partner of Oaktree Opportunities Fund VIII, L.P. is Oaktree Opportunities Fund VIII GP, L.P.

Oaktree Opportunities Fund VIII GP, L.P.

The general partner of Oaktree Opportunities Fund VIII GP, L.P. is Oaktree Opportunities Fund VIII GP, Ltd.

Oaktree Opportunities Fund VIII GP, Ltd.

The sole shareholder of Oaktree Opportunities Fund VIII GP, Ltd. is Oaktree Fund GP I, L.P., and the director of Oaktree Opportunities Fund VIII GP, Ltd. is Oaktree Capital Management, L.P.